FILED BY NCRIC GROUP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                              SUBJECT COMPANY: NCRIC GROUP, INC.
                                                   COMMISSION FILE NO. 000-25505

Press Release

March 4, 2005

For Immediate Release
---------------------

For Information Contact:

NCRIC Group, Inc.:
Eric R. Anderson, Senior Vice President, Corporate Communications and Investor Relations - 202.969.3102

SUMMARY
-------

NCRIC Group, Inc. announces a change in the A.M. Best rating of its insurance subsidiary, NCRIC, Inc., to B++ (Very Good). NCRIC's goal is to work to restore the rating to its previous level of "A-" (Excellent) once its merger with ProAssurance is finalized and A.M. Best has more time to factor in the financial strength that will be provided by the transaction.

NCRIC, INC. A.M. BEST RATING CHANGED TO B++ (VERY GOOD)

WASHINGTON, D.C. - (BUSINESS WIRE) - March 4, 2005 - NCRIC Group, Inc. (NASDAQ National Market: NCRI) announced today that the financial rating of its insurance subsidiary, NCRIC, Inc., has been changed by A.M. Best Company from "A-" (Excellent) to "B++ " (Very Good) with negative implications. The action by A.M. Best follows the February 28, 2005 announcement of NCRIC Group's fourth quarter and year-end 2004 results of a net loss of $8.3 million and $7.1 million, respectively. The results were driven primarily by adverse development on claims reported in prior years. The rating will remain under review pending A.M. Best's review of NCRIC, Inc.'s loss reserves, completion of the transaction and discussions with management.

"This is not unexpected given our 2004 results," said R. Ray Pate, Jr., the President and Chief Executive Officer of NCRIC Group, Inc. "However, we are very disappointed that A.M. Best has taken this action given our announcement of a definitive agreement to merge with ProAssurance. After the merger is completed, we anticipate that NCRIC, Inc. will continue to operate as a D.C. domiciled insurance subsidiary of ProAssurance. Our goal is to restore the rating to its previous level of `A-' once A.M. Best has more time to factor in the financial strength provided by the transaction with ProAssurance."

Pate further commented that NCRIC is very pleased to join the ProAssurance family of companies and that the company is looking forward to continuing to serve the physicians of the mid-Atlantic region. He said, "We entered into the agreement to merge NCRIC Group, Inc. - the parent company of NCRIC, Inc. - into ProAssurance out of concern for our ability to continue to operate successfully as a small, independent medical professional liability insurance company in today's volatile climate. ProAssurance writes approximately $790 million in gross written premiums and has assets in excess of $3 billion. This transaction provides us with the necessary financial stability to continue to fulfill our promise to policyholders in our various markets."

Nelson P. Trujillo, M.D., the chairman of NCRIC Group, Inc., said that joining ProAssurance will provide significant benefits for NCRIC, Inc. policyholders not only because of the added financial strength but also because of the many similarities between the two organizations. "Joining ProAssurance will make us a part of a larger, stronger organization and we can better provide the financial security that our policyholders expect. Furthermore, like NCRIC, ProAssurance is very physician-focused, utilizing the unique perspective of physicians in governance and advisory roles to ensure that the voices of physicians are heard."

Trujillo continued, "Merging with ProAssurance will preserve NCRIC's heritage and philosophy, and will enable us to continue to achieve our objective of serving as a partner and advocate for our physician policyholders."

A. Derrill Crowe, M.D., the chairman and CEO of ProAssurance, said the Company had conducted extensive due diligence with NCRIC's cooperation, with a particular focus on NCRIC's loss reserves and physician-focused operating model. He said, "We believe the action NCRIC has recently taken to strengthen their loss reserves brings them to a level of adequacy comparable to that of ProAssurance. Because NCRIC's operational goals are similar to those of ProAssurance, we believe they will fit into our operating model with minimal disruption for either organization."

The proposed transaction will be submitted to NCRIC's stockholders for their consideration. ProAssurance and NCRIC will file with the SEC a registration statement and a proxy statement/prospectus, and other relevant documents concerning the proposed transaction. Stockholders of NCRIC are urged to read the registration statement and the proxy statement/prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about ProAssurance


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

and NCRIC, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Eric Anderson, Senior Vice President, Investor Relations, NCRIC Group, Inc., 1115 30th Street, N.W., Washington, D.C. 20007, tel: (202) 969-3102
or to Frank B. O'Neil, Senior Vice President, Corporate Communications and Investor Relations, ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209, tel: (205) 877-4461.

NCRIC Group, Inc., and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of NCRIC in connection with the proposed merger. Information about the directors and executive officers of NCRIC and their ownership of NCRIC common stock is set forth in the proxy statement, dated April 2, 2004, for NCRIC's 2004 annual meeting of stockholders, as filed with the SEC.

About NCRIC Group, Inc.
NCRIC is a healthcare financial services organization that assists individual physicians and groups of physicians in managing their practices by providing medical professional liability insurance, practice management and financial services, and employee benefits plan design and pension administration. In addition to its headquarters in Washington, D.C., NCRIC has offices in Wilmington, Delaware; Greensboro, North Carolina; Richmond and Lynchburg, Virginia; and Charleston, West Virginia. NCRIC provides services to more than 4,700 physician clients.

Caution Regarding Forward-Looking Statements
This news release contains historical information as well as forward-looking statements that are based upon our estimates and anticipation of future events that are subject to certain risks and uncertainties that could cause actual results to vary materially from the expected results described in the forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "hopeful," "intend," "may," "optimistic," "preliminary," "project," "should," "will," and similar expressions are intended to identify these forward-looking statements. There are numerous important factors that could cause our actual results to differ materially from those in the forward-looking statements. Thus, sentences and phrases that we use to convey our view of future events and trends are expressly designated as Forward-Looking Statements as are sections of this news release clearly identified as giving our outlook on future business. The principal risk factors that may cause actual results to differ materially from those expressed in the forward-looking statements are described in various documents we file with the Securities and Exchange Commission, including Form 10K for the year ended December 31, 2003 and Form 10Q for the most recent quarter. These forward-looking statements are subject to


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

significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

Relating to the ongoing operations of the combined companies:
o General economic conditions, either nationally or in our market area, that are worse than expected;
o regulatory and legislative actions or decisions that adversely affect our business plans or operations;
o    price competition;
o inflation and changes in the interest rate environment the performance of financial markets and/or changes in the securities markets that adversely affect the fair value of our investments or operations;
o changes in laws or government regulations affecting medical professional liability insurance and practice management and financial services;
o    changes to our ratings assigned by A.M. Best;
o    the effect of managed healthcare;
o uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance; and changes in the availability, cost, quality, or collectibility of reinsurance;
o significantly increased competition among insurance providers and related pricing weaknesses in some markets;
o changes in accounting policies and practices, as may be adopted by our regulatory agencies and the Financial Accounting Standards Board; and
o    changes in our organization, compensation and benefit plans.

Relating to the proposed transaction with ProAssurance:
o The business of ProAssurance and NCRIC may not be combined successfully, or such combination may take longer to accomplish than expected;
o the cost savings from the merger may not be fully realized or may take longer to realize than expected;
o operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;
o governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;
o restrictions on our ability to achieve continued growth through expansion into other states or through acquisitions or business combinations; and
o    the stockholders of NCRIC may fail to approve the merger.

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

We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and wish to advise readers that the factors listed above could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. We do not undertake and specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

For further information, contact:

NCRIC Group, Inc.
Eric R. Anderson
Senior Vice President, Investor Relations
202.969.3102
800.613.3615
anderson@ncric.com

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March 4, 2005









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